Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

January 15, 2014

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto and Mr. Jeffrey Long

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (File No. 333-192627) (the “Registrant”)

Dear Ms. Rossotto and Mr. Long,

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the combined proxy statement and registration statement (the “Prospectus/Proxy Statement”) filed under Rule 488 of the Securities Act of 1933, as amended, on Form N-14 (Accession Number: 0001193125-13-459192) with the Securities and Exchange Commission (the “Commission”) on December 2, 2013, relating to a proposed Agreement and Plan of Reorganization (the “Reorganization”) whereby all of the assets of The Torray Resolute Fund (the “Torray Fund” or “Target Fund”), a series of The Torray Fund, will be transferred in a tax-free reorganization to Transamerica Concentrated Growth (“Concentrated Growth” or the “Acquiring Fund”), a series of the Registrant, in exchange for shares of the Acquiring Fund. The Staff’s comments were conveyed to the Registrant verbally on January 6, 2014.

Below are the Staff’s comments on the Prospectus/Proxy Statement and the Registrant’s responses thereto.

1.

Comment: The Staff noted that the filing is not materially complete and needs to include the auditor’s consent and updated capitalization tables. Please confirm that all missing material information will be provided.

Response: The Registrant so confirms.

2.

Comment: The Staff noted that the financial information disclosed in the Annual Fund Operating Expenses table is as of June 30, 2013. Please update the Annual Fund Operating Expenses table with financial information as of December 31, 2012, the Target Fund’s fiscal year end.

Response: The Registrant has made changes consistent with the Staff’s comment.

3.

Comment: The Staff noted that the fee waiver disclosure in footnote 3 to the Annual Fund Operating Expenses table appears unnecessary given that the estimated level of the Acquiring Fund’s “Total annual fund operating expenses” are well below the expense waiver. Please consider removing the footnote from the Annual Fund Operating Expenses table.

Response: The Registrant believes the current disclosure is informative to shareholders and helps shareholders of the Torray Fund compare the Torray Fund’s expenses to the expenses of the Acquiring Fund.

4.	Comment: The Staff noted that the information provided in section entitled “Capitalization” should be provided as of a date within 30 days of the filing.

Response: The Registrant has made changes consistent with the Staff’s comment.

5.	Comment: The Staff requested confirmation from the Registrant that Financial Highlights would be included.

Response: The Registrant so confirms and has made changes consistent with the Staff’s comment.

6.

Comment: The Staff noted that the “Questions & Answers” section indicated that the Board of Trustees of the Torray Fund (the “Torray Board”) had questioned the continued viability of the Torray Fund in making its recommendation to approve the Reorganization. The Staff requests further clarification as to what actions the Torray Board may recommend if the shareholders do not approve the Reorganization.

Response: The Registrant has made changes consistent with the Staff’s comment.

7.

Comment: The Staff noted that the “Questions & Answers” section indicated that the Torray Board had observed that the Target Fund would not bear the costs associated with the proposed Reorganization. The Staff requests further clarification as to who will bear the cost of the Reorganization.

Response: The Registrant notes that the Staff’s question is addressed elsewhere in the “Questions & Answers” section, which notes that Transamerica Asset Management, Inc. (“TAM”) and Torray LLC will bear the costs of the Reorganization. The Registrant has therefore made no revisions to the disclosure.

8.

Comment: The Staff noted that, in the “Questions & Answers” section, the differences between the Acquiring Fund and Target Fund’s investment objectives should be highlighted. The Staff also requests an explanation of the use of “concentrated” and noted that “concentrated” has a specific legal meaning.

Response: The Registrant notes that the current disclosure indicates that the Target Fund and Acquiring Fund have the same investment objective. The Registrant confirms that the word “concentrated” is used in the Acquiring Fund’s name and strategies to explain to shareholders that the Acquiring Fund generally invests in a limited number of issuers. The Registrant believes the use of “concentrated” in this manner is not confused by the fact that “concentrated” also has a specific legal meaning. The Registrant also notes that other funds use the word “concentrated” in fund names and strategies. In addition, the Registrant has made revisions to the Acquiring Fund’s strategy disclosure and the “Questions and Answers” section to clarify the meaning of “concentrated.”

9.

Comment: The Staff noted that the Annual Fund Operating Expenses table currently has bracketed financial information. Please confirm there will be no new or additional fees included in the updated filing.

Response: The Registrant so confirms.

10.	Comment: The Staff observed a significant difference between the Target Fund’s and Acquiring Fund’s “Other Expenses,” 2.68% and 0.22%, respectively, and requested an explanation as to the difference.

Response: The difference is due to anticipated economies of scale expected to be realized as a result of the allocation of assets to the Acquiring Fund following the transaction.

11.

Comment: The Staff noted that any differences between the Target Fund’s and Acquiring Fund’s strategies, risks and polices should be highlighted. The Staff also indicated that the dividend polices should also be highlighted on the comparison chart.

Response: The Registrant believes the current disclosure identifies the salient differences between the Target Fund and Acquiring Fund. The Registrant believes that the disclosure on pages 5 and 28 appropriately addresses the dividend polices of each of the Target Fund and Acquiring Fund. The Registrant has therefore made no revisions to the disclosure.

12.

Comment: The Staff noted that, under the Target Fund’s “Other Investment Practices and Strategies” section, the Target Fund’s investment strategies may be changed without shareholder approval. The Staff requested that, if the Acquiring Fund’s investment policies can be changed without shareholder approval, such information be disclosed.

Response: The Registrant has made changes consistent with the Staff’s comment.

13.	Comment: The Staff requests that, if the Acquiring Fund has a minimum subsequent investment for Class I shares, additional disclosure be added.

Response: The Registrant confirms that Class I shares do not have a subsequent investment minimum. The Registrant has therefore made no revisions to the disclosure.

14.	Comment: The Staff noted that if the Acquiring Fund has a redemption in-kind policy as the Target Fund does, such policy should be disclosed.

Response: The Registrant has made changes consistent with the Staff’s comment.

15.	Comment: The Staff requests that “TCI” be defined prior to its first use.

Response: The Registrant has made changes consistent with the Staff’s comment.

16.

Comment: The Staff noted that “Cash Management and Defensive Investing” is a principal investment risk for the Target Fund but not for the Acquiring Fund, and the Staff questioned whether this reflects a change in investment strategy.

Response: The Registrant confirms that the investment strategy of the Acquiring Fund is the same as the Target Fund. The Registrant also notes that this risk presentation is consistent with the presentation in other current Transamerica Funds prospectuses and the Registrant wishes to keep the disclosure consistent.

17.

Comment: The Staff requested confirmation that the disclosures of the Torray Board’s considerations relating to the proposed Reorganization include all material considerations of the Torray Board in recommending the Reorganization to the Target Fund shareholders.

Response: The Registrant so confirms.

18.	Comment: The Staff requested that any differences between the investment advisory agreements of the Target Fund and the Acquiring Fund be highlighted.

Response: The Registrant has made changes consistent with the Staff’s comment.

19.

Comment: The Staff noted that the disclosure indicating that TAM may terminate Torray LLC as the sub-adviser to Concentrated Growth without shareholder approval by relying on its “Manager or Managers” order be more conspicuous. The Staff also noted that TAM should state whether there is a current intention to change the sub-adviser.

Response: The Registrant has made changes consistent with the Staff’s comment. TAM has no current intention of changing the sub-adviser.

20.	Comment: The Staff requests that any differences between shareholder rights be disclosed in the “Additional Information about the Torray Fund and Transamerica Funds” section.

Response: The Registrant believes the current disclosure identifies the salient differences between the Target Fund and Acquiring Fund. The Registrant has therefore made no revisions to the disclosure.

21.

Comment: The Staff noted that the Acquiring Fund has the ability to borrow more money and enter into short sale transactions. If these are principal investment strategies for the Acquiring Fund, please disclose such in the Prospectus/Proxy Statement.

Response: The Registrant confirms that borrowing money and short sales are not principal investment strategies of the Acquiring Fund. The Registrant has therefore made no revisions to the disclosure.

22.	Comment: The Staff requested that any differences in investments of derivatives between the Acquiring Fund and Target Fund be highlighted.

Response: The Registrant confirms that neither the Target Fund nor Acquiring Fund utilize derivatives. The Registrant has therefore made no revisions to the disclosure.

23.

Comment: The Staff notes that clarifying disclosure should be added to further explain the Acquiring Fund’s “Fundamental Investment Policies” with respect to investing in “Real Estate”, “Commodities” and “Concentration.”

Response: The Registrant notes that these policies are consistent with other current Transamerica Funds. Additional information relating to Fundamental Investment Policies is further disclosed in the Acquiring Fund’s Statement of Additional Information, which the Registrant has also added to this section consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Assistant Secretary

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